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[GSI LOGO]
[GSI LETTERHEAD]


                                                          EXHIBIT NUMBER (a) (4)

                                 August 20, 2002

To Unit Holders,

The Partnership has recently become aware that on August 5, 2002 Peachtree Partners (Ira Gaines/Barry Zemel) ("Peachtree Partners") made an offer to Unit holders of Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the "Partnership"), to purchase Units of up to 4.9% of the Units outstanding, including those already owned by Peachtree Partners, at a price of $29.00 cash per Unit, less a $75.00 transfer fee and the amount of distributions paid or to be paid to Unit Holders after August 5, 2002 (the "Peachtree Offer").

To the knowledge of the Partnership, since 1995, various affiliates of Peachtree Partners (including Messrs. Gaines and Zemel) have engaged in communications with the Managing General Partner of the Partnership and various of its affiliates with regard to ownership of Units of the Partnership. These communications have principally involved requests to obtain the list of holders of the Units of the Partnership and other information concerning the Partnership.

The Managing General Partner of the Partnership has reviewed the Peachtree Offer and has determined on behalf of the Partnership that the Partnership will not be making a recommendation and is expressing no opinion and is remaining neutral on the Peachtree Offer.

Additional information with respect to the Peachtree Offer and the position of the Partnership on the Peachtree Offer and a description of a recent communication and proposal concerning the Partnership from Kenneth E. Nelson is contained in the enclosed Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 the Partnership previously filed with the Securities and Exchange Commission on August 6, 2002 with respect to the tender offer made by Equity Resources Arlington Fund. Amendment No. 1 was filed with the Securities and Exchange Commission on August 20, 2002. We urge you to read the Amendment carefully.

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Holders of Units having questions are urged to contact Marlene Knecht of SSR
Realty at (800) 347-6707, extension 2025.

                                        On behalf of the Partnership

                                        Sincerely,
                                        Metric Realty,
                                        An Illinois general partnership,
                                        Its Managing General Partner

                                        By:     SSR Realty Advisors, Inc.,
                                                A Delaware corporation.
                                                Its Managing Partner

                                        /s/ Herman H. Howerton
                                        --------------------------------
                                        Herman H. Howerton
                                        Managing Director, General Counsel